Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

May 6, 2024
VIA EDGAR
Mr. Kenneth Ellington
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    180 Degree Capital Corp.
Certified Shareholder Report on Form N-CSR
For the Fiscal Year ended December 31, 2023 (File No. 811-07074)
Dear Mr. Ellington:
On behalf of 180 Degree Capital Corp. (the “Company”), set forth below are the Company’s responses to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 3, 2024 with respect to the Company’s Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2023 (the “Annual Report”). The Staff’s comment is set forth below in italics and is followed by the Company’s response.
1.Comments: In addition to providing all of the information required by Item 4 in future Annual Reports, please also ensure that all of the information required pursuant to Item 5 of Form N-CSR is included in the Company’s future Annual Reports, rather than being incorporated by reference.
Response: The Company acknowledges the Staff’s comment and confirms that it will include all of the disclosure required by Item 5 of Form N-CSR in the Company’s future Annual Reports filed on Form N-CSR, rather than incorporating such information by reference therein.
* * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe
    180 Degree Capital Corp.
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